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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        VoiceStream Wireless Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)


                    John W. Stanton and Theresa E. Gillespie
                        VoiceStream Wireless Corporation
                             3650 131st Avenue S.E.
                               Bellevue, WA 98006
                                  (425)586-8700

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               September 17, 1999
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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--------------------
CUSIP NO. 928615103
--------------------
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 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John W. Stanton and Theresa E. Gillespie, husband and wife
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 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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 3.     SEC USE ONLY

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 4.     SOURCE OF FUNDS

        N/A
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 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
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 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                       7.      SOLE VOTING POWER
  NUMBER OF                    0
    SHARES             ---------------------------------------------------------
BENEFICIALLY           8.      SHARED VOTING POWER
  OWNED BY                     6,555,411 (1)
    EACH               ---------------------------------------------------------
 REPORTING             9.      SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH               ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               6,555,411 (1)
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        6,555,411 (1)
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12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                             [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%
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14.     TYPE OF REPORTING PERSON



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        IN
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(1) Includes (i) 1,686,069 shares of VoiceStream Wireless Common Stock held of record by PN Cellular, Inc. ("PN Cellular"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,519 shares of VoiceStream Wireless Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (iii) 3,152,774 shares of VoiceStream Wireless Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 164,437 shares of VoiceStream Wireless Common Stock held of record by The Stanton Family Trust; and (v) 90,000 shares and 15,000 shares of VoiceStream Wireless Common Stock held of record by each of Mr. Stanton and Ms. Gillespie, respectively, pursuant to Western Wireless Corporation's 1997 Executive Restricted Stock Plan. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record of PN Cellular, SCC and The Stanton Family Trust.



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             This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D filed by John W. Stanton ("Mr. Stanton") and Theresa E. Gillespie ("Ms. Gillespie") with the Securities and Exchange Commission on June 28, 1999, relating to the common stock, no par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Washington corporation (the "Company").

             Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.

             Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

             On September 17, 1999, the Company, VoiceStream Wireless Holding Corporation, a Delaware corporation ("Holding"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), Telephone and Data Systems, Inc., a Delaware corporation ("TDS") , TDS and VoiceStream Subsidiary III Corporation, a Delaware corporation and wholly owned subsidiary of Holding ("Sub"), entered into an Agreement and Plan of Reorganization, dated as of September 17, 1999, among (the "Aerial Reorganization Agreement") pursuant to which a merger of Sub into Aerial is contemplated (the "Merger"). In conjunction with the Aerial Reorganization Agreement, Mr. Stanton, Ms. Gillespie, certain other stockholders of the Company, the Company, Aerial and TDS entered into a Parent Stockholder Agreement, dated as of September 17, 1999 (the "Parent Stockholder Agreement"), which provides that the parties thereto shall vote their shares of the Common Stock for the election to the board of directors of the Company (i) so long as TDS beneficially owns at least 4,500,000 shares of Common Stock, one member, who shall be an individual designated by TDS but who is not an officer, director, management level employee or affiliate of TDS, or of any person in which TDS or any affiliate of TDS has an "attributable interest" (as defined by applicable FCC rules and regulations)(a "Qualified Designee"); provided, however, that the Company shall have the right to approve such designee, which approval shall not be unreasonably withheld; and provided further, however, that if TDS owns more than 9,800,000 shares of the Common Stock and Sonera Ltd, a Finnish limited liability company, and its affiliates own less than 4,500,000 shares of the Common Stock, then TDS shall have the right to designate two Qualified Designees as directors of the Company, and (ii) the directors designated pursuant to the Voting Agreement referred to in the original Schedule 13D filing, the Reorganization Agreement with Omnipoint referred to in such original filing, and a letter agreement, dated June 23, 1999 with Hutchinson Telecommunications PCS
(USA) Limited ("Hutchinson"), a British Virgin Islands Corporation (the "Hutchinson Letter"), whereby Hutchinson's representation on the board of directors of the Company would be increased to four.

             In addition, the parties to the Parent Stockholder Agreement have agreed to attend a meeting of the Company's stockholders, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them set forth in a schedule to the Parent Stockholder Agreement (the "Scheduled Shares") in favor of (i) the adoption and approval of the Aerial Reorganization Agreement, and (ii) the Merger, and any other matters necessary to consummate the transactions contemplated in the Aerial Reorganization Agreement.



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             In addition, pursuant to the Parent Stockholder Agreement, the parties thereto have agreed, upon the consummation of the Merger, to enter into a new voting agreement on terms mutually satisfactory to the parties thereto, and pursuant to which (i) the voting arrangements which existed under the Voting Agreement described in the original Schedule 13D filing will apply to Holding,
(ii) the voting arrangements set forth above shall be effectuated, the Hutchinson Letter shall be effectuated and the provisions of Section 7.4 of the Reorganization Agreement with Omnipoint shall be effectuated.

             Finally, from and after the date of the Parent Stockholder Agreement through the earlier of the effective time of the transactions contemplated by the Aerial Reorganization Agreement and the termination of the Parent Stockholder Agreement, each of Mr. Stanton and Ms. Gillespie and each of certain other stockholders of the Company have agreed not to sell or otherwise dispose of, any of the Scheduled Shares beneficially owned by such stockholder unless, as a condition to such sale, each transferee agrees to be bound by the provisions of the Parent Stockholder Agreement applicable to the stockholders of the Company.

             The foregoing descriptions of the Parent Stockholder Agreement is subject to, and qualified in its entirety by reference to, the form of Parent Stockholder Agreement, which is filed as exhibit 99.3 hereto and incorporated by reference into this Item 6.

             Item 7.  Material To be Filed as Exhibits.

             99.3 Parent Stockholder Agreement, dated as of September 17, 1999, by and among Aerial, TDS, the Company, Holding, Mr. Stanton, Ms. Gillespie and certain stockholders of VoiceStream Wireless Corporation.



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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 1999


                                        By: /s/ John W. Stanton
                                            ---------------------------------
                                              John W. Stanton




                                        By: /s/ Theresa E. Gillespie
                                            ---------------------------------
                                              Theresa E. Gillespie


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                                  Exhibit Index


             99.3 Parent Stockholder Agreement, dated as of September 17, 1999, by and among Aerial, TDS, the Company, Holding, Mr. Stanton, Ms. Gillespie and certain stockholders of VoiceStream Wireless Corporation.